UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)

                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                         ------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                           -------------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                                ----------------------
                                    (CUSIP Number)

                                Jack Nelson, Chairman
                              Advanced NMR Systems, Inc.
                                   46 Jonspin Road
                              Wilmington, MA 01887-1082
                                   (508) 657 - 8876
                    ---------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    June 23, 1997
                                ----------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          ---------------------                   ----------------------
          CUSIP No.  00753Q-101                   PAGE  2  OF  40  PAGES
                    -----------                        ---    ----
          ---------------------                   ----------------------

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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Advanced NMR Systems, Inc.
                    EIN: 22-2457487
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                 (b) [ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                    OO
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER
          SHARES                 1,250,000
          BENEFICIALLY   --------------------------------------------------
          OWNED BY       8    SHARED VOTING POWER
          EACH                   -0-
          REPORTING      --------------------------------------------------
          PERSON WITH    9    SOLE DISPOSITIVE POWER
                                 -0- (See Item 5)
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                 -0-
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,250,000
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.4%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

                    CO
          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Pursuant to Rule 13d-2 of the General Rules and Regulations under the Act, this Amendment No. 6 amends the Schedule 13D filed with the Commission on September 19, 1995 (the "Statement") with respect to the common stock, $.01 par value per share, of Advanced Mammography Systems, Inc. (the "AMS Common Stock"), as amended by Amendment No. 1 to the Statement filed with the Commission on February 21, 1996, Amendment No. 2 to the Statement filed with the Commission on June 12, 1996, Amendments No. 3 and No. 4 to the Statement, dated May 16, 1997, and Amendment No. 5, dated May 27, 1997. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information to be provided in the Statement and as amended remains in effect.


          ITEM 4.  PURPOSE OF TRANSACTION
                   ----------------------

               On June 23, 1997, Advanced NMR and its newly formed, wholly-owned subsidiary, ANMR/AMS Merger Corp. ("Acquisition Corp."), entered into an Agreement and Plan of Merger (the "Merger Agreement") with AMS. The Merger Agreement provides for the merger (the "Merger") of Acquisition Corp. with and into AMS, with AMS as the surviving corporation of the Merger and therefor a wholly-owned subsidiary of Advanced NMR. A copy of the Merger Agreement is incorporated herein as Exhibit 2 hereto. The description of the transaction provided herein is qualified in its entirety by reference to the Merger Agreement.

               Upon effectiveness of the Merger, each share of AMS Common Stock (except for the shares owned by Advanced NMR) shall be converted into the right to receive four-tenths (.40) of one fully paid and nonassessable share of Advanced NMR Common Stock. The Merger Agreement provides that Advanced NMR will assume the outstanding AMS options, warrants and debentures and is obligated to issue shares of ANMR Common Stock in substitution for shares of AMS Common Stock, as adjusted pursuant to the respective anti-dilution provisions.

               The Merger will close upon approval by holders of at least a majority of outstanding AMS Common Stock and approval by stockholders of Advanced NMR Common Stock of certain proposals necessary to effect the Merger, at meetings to be called after SEC review of proxy material and a registration statement, and fulfillment of other closing conditions.

               Items (g),(h),(i) of Item 4 shall be amended as follows to describe results occurring upon effectiveness of the Merger:

               (g) the Certificate of Incorporation of AMS shall be amended to change the authorized capital stock of AMS to 1,000 shares of common stock, $.01 par value per share.

               (h) AMS Common Stock shall cease to be quoted on the Nasdaq Small Cap System or any other inter-dealer quotation system of a registered national securities association.

               (i) AMS Common Stock shall be deregistered under the Act pursuant to Section 12(g)(4) of the Act.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
                  -------------------------------------------
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                  ------------------------------------------------------

                    See Item 4.


          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
                   --------------------------------

               (5) Agreement and Plan of Merger, dated as of June 23, 1997, among Advanced NMR Systems,
                    Inc., ANMR/AMS Merger Corporation and
                    Advanced Mammography Systems, Inc.

                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        ADVANCED NMR SYSTEMS, INC.


          Date:  July 1, 1997           By:   /s/ Jack Nelson
                                           ---------------------------
                                             Jack Nelson, Chairman

                               EXHIBIT INDEX

      Exhibit           Description
      -------           -----------

        (5) Agreement and Plan of Merger, dated as of June 23, 1997, among Advanced NMR Systems,
                    Inc., ANMR/AMS Merger Corporation and
                    Advanced Mammography Systems, Inc.